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                                               Filed by Advanced Magnetics, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Advanced Magnetics, Inc.
                                                     Commission File No. 0-14732


ON JULY 10, 2000, CYTOGEN CORPORATION, A DELAWARE CORPORATION, AND ADVANCED MAGNETICS, INC., A DELAWARE CORPORATION, JOINTLY ISSUED THE FOLLOWING PRESS
RELEASE:

Contacts:
Richard W. Krawiec, Cytogen Corporation                 Jerome Goldstein, Advanced Magnetics, Inc.
Vice President, Investor Relations                      Chairman and Chief Executive Officer
and Corporate Communications                            617-497-2070 ext. 3030
609-750-8289


                      CYTOGEN TO ACQUIRE ADVANCED MAGNETICS

            STRATEGIC MERGER STRENGTHENS CYTOGEN'S ONCOLOGY PRESENCE, AS WELL AS PROVIDING PRODUCT, TECHNOLOGY AND CASH RESOURCES

Princeton, NJ and Cambridge, MA - July 10, 2000 - Cytogen Corporation (Nasdaq:
CYTO) and Advanced Magnetics, Inc. (AMEX: AVM) today jointly announced that they have entered into a definitive merger agreement under which Cytogen will acquire Advanced Magnetics, a developer of novel diagnostic pharmaceuticals for use in magnetic resonance imaging (MRI). The transaction represents a strategic step for Cytogen to broaden its oncology franchise, which it intends to leverage through its proteomics business and the development of products using its prostate specific membrane antigen (PSMA) technology. The two companies believe that this stock-for-stock transaction, which includes products, technology, and cash assets, is in the best interests of the shareholders of both companies and provides the combined company with the following benefits:

o The acquisition broadens Cytogen's medical oncology presence and strengthens its position in the area of cancer staging and detection, in which Cytogen currently markets two products, ProstaScint-Registered Trademark-, a prostate cancer imaging agent, and OncoScint CR/OV-Registered Trademark-, an imaging agent for ovarian and colorectal cancers.

o Advanced Magnetics' near-term product, Combidex-Registered Trademark-, a MRI contrast agent for the detection of lymph node metastases, has produced promising clinical results and creates the potential for an enhanced revenue stream. The U.S. Food and Drug Administration (FDA) recently issued an approvable letter with respect to Combidex, following a priority review.

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o    The combined company plans to utilize Cytogen's oncology sales and marketing organization for the expected launch of Combidex in the first half of 2001.

o At March 31, 2000, Advanced Magnetics had $19.5 million in cash and marketable securities. The enhanced cash position created by the merger secures development resources and provides leverage to other areas of the combined business, including prostate cancer diagnostics and therapeutics based on PSMA technology and Cytogen's AxCell Biosciences proteomics subsidiary.

o The combined development teams, which have been responsible for a total of five FDA approved products to date, will apply their expertise to obtaining and maintaining regulatory approvals and accelerating the commercial introduction of product candidates in the pipeline. One such product candidate is Advanced Magnetics' next-generation imaging agent, Code 7228, which is scheduled to enter Phase II clinical development later this year. Code 7228 is being developed for oncology and magnetic resonance angiography applications.

o Cytogen gains cutting-edge, iron oxide-based imaging technology as well as a state-of-the-art manufacturing facility, and a patent portfolio consisting of 25 U.S. patents and additional U.S. and foreign pending patent applications. Cytogen plans to use Advanced Magnetics' Cambridge, Massachusetts, GMP facility for fill, finish, and distribution of two of Cytogen's existing products, ProstaScint and OncoScint CR/OV imaging agents.

Under the terms of the agreement, Cytogen will acquire all of Advanced Magnetics' outstanding stock in a tax-free, stock-for-stock transaction structured as a pooling of interests. Advanced Magnetics' shareholders will receive $60 million in shares of Cytogen common stock. Each outstanding Advanced Magnetics common share will be converted into $8.75 market value of Cytogen common shares, subject to a collar on the price of Cytogen common stock ranging from $8.55 to $11.56. The transaction is subject to approval by Advanced Magnetics' shareholders and is expected to close in the third quarter of 2000.

"By growing Cytogen via a strategic, synergistic acquisition, we are aiming to leverage the value of our existing assets and expertise to increase shareholder value," said H. Joseph Reiser, Ph.D., Cytogen's Chief Executive Officer. "This acquisition fits well with our continuing strategy to introduce specialized cancer products that aid physicians in the diagnosis and staging of various cancers using novel physiological targeting approaches. Since lymph nodes are often the first sites to which cancer spreads from the primary tumor, such staging information is critical in making the best treatment decisions. The Advanced Magnetics acquisition goes hand in glove with our present prostate cancer product and related development efforts, and their near-term product, Combidex, could allow us to build a leading company in lymph-node-based cancer staging and diagnosis. We estimate that in the broader oncology field there are over 800,000 cancer patients in the United States who may benefit from lymph node imaging."

"Advanced Magnetics' working capital should provide the combined company with ready funding for the commercialization of Combidex, assuming final approval is granted," added Dr. Reiser. "With the combined expertise of the two management teams, we believe that we could be in a stronger position to accelerate other corporate goals related to the development of immunotherapies, the acquisition of new products, and the further acceleration of our proteomics initiative at our wholly owned subsidiary, AxCell BioSciences."

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"Cytogen provides a logical strategic fit for Advanced Magnetics' products and personnel," said Jerome Goldstein, Chairman and CEO of Advanced Magnetics. "Advanced Magnetics' technology and products have the potential to achieve greater market penetration under the Cytogen umbrella than they do alone. Therefore, I believe that the combination of the two companies is in the best interests of both groups of shareholders. In addition, the timing of this transaction is ideal. We recently received an initial action letter from the FDA indicating that our Combidex MRI contrast agent for imaging of metastatic lymph nodes was `approvable,' subject to certain conditions being satisfied. We believe the combined company will be well positioned to launch and market this product to oncologists upon anticipated final approval, given our combined experience in the oncology marketplace with metastatic cancer detection and Cytogen's recent deployment of a dedicated oncology sales force."

UBS Warburg LLC and SG Cowen Securities Corporation acted as the financial advisors to Cytogen Corporation and Advanced Magnetics, respectively.

Cytogen Corporation is an established biopharmaceutical company in Princeton, NJ, with two principal lines of business, proteomics and oncology. The Company is extending its expertise in antibodies and molecular recognition to the development of new products and a proteomics-driven drug discovery platform. The Company has established a pipeline of product candidates based on its proprietary antibody and prostate specific membrane antigen, or PSMA, technologies. The Company, with Progenics Pharmaceuticals, Inc., has formed a joint venture focusing on the development of cancer immunotherapies based on PSMA technology. The Company's cancer management franchise currently comprises three marketed FDA-approved products: ProstaScint-Registered Trademark-, used to image the extent and spread of prostate cancer; OncoScint CR/OV-Registered Trademark-, a diagnostic imaging agent for colorectal and ovarian cancer; and Quadramet-Registered Trademark-, for the relief of cancer-related bone pain. The Company's wholly owned subsidiary, AxCell Biosciences Corporation, is developing a proprietary protein pathway database as a drug discovery and development tool for the pharmaceutical and biotechnology industries. For additional information on Cytogen, visit the Company's web sites at www.cytogen.com and www.axcellbio.com.

Advanced Magnetics, Inc. is a biopharmaceutical company, with offices in Cambridge, MA, and Princeton, NJ, dedicated to the development and commercialization of pharmaceutical products for the diagnosis and treatment of cancer and other diseases. Feridex I.V.-Registered Trademark-, the Company's contrast agent used in MRI for the detection of liver lesions, is currently marketed in the United States, Japan, western Europe, Argentina, Israel, China and South Korea. GastroMARK-Registered Trademark-, for use in conjunction with MRI to distinguish the loops of the bowel from other abdominal structures, is marketed in the United States and western Europe. An approvable letter has been received from the U.S. Food and Drug Administration for the Company's third product, Combidex, for use in MRI to aid diagnosis of lymph node disease. The Company's Research and Development efforts include Code 7228 for use in oncology applications as well as MR angiography. For additional information on Advanced Magnetics, visit the Company's web site at www.advancedmagnetics.com.

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This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; timing and benefits of acquisition; expected regulatory approval and marketing of Combidex; and enhanced product development efforts.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Advanced Magnetics' shareholders to adopt the agreement providing for Cytogen's acquisition of Advanced Magnetics; the risk that the businesses of Cytogen and Advanced Magnetics will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Advanced Magnetics' and Cytogen's businesses, the ability to satisfy the conditions specified for final approval of Combidex for imaging of lymph nodes and to resolve the final labeling for Combidex with the FDA.

More detailed information about these factors is set forth in Advanced Magnetics' and Cytogen's filings with the Securities and Exchange Commission, including Advanced Magnetics' Annual Report on Form 10-K for the fiscal year ended September 30, 1999, Cytogen's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, their most recent Quarterly Reports on Form 10-Q and Cytogen's Current Reports on Form 8-K. Advanced Magnetics and Cytogen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Advanced Magnetics, Inc. and Cytogen Corporation. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Advanced Magnetics and Cytogen at the Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Advanced Magnetics or from Cytogen by directing such request to Advanced Magnetics, Inc., Attention: Corporate Secretary, 61 Mooney Street, Cambridge, MA 02138, telephone: (617) 497-2070; or Cytogen Corporation: Corporate Secretary, 600 College Road East, CN 5308, Princeton, NJ 08540, telephone: (609) 750-8200.

Advanced Magnetics and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Advanced Magnetics' shareholders to adopt the agreement providing for Cytogen's acquisition of Advanced Magnetics. The participants in the solicitation may include the directors and executive officers of Advanced Magnetics, who may have an interest in the transaction, including as a result of holding shares or options of Advanced Magnetics. A detailed list of the names and interests of Advanced Magnetics' directors and executive officers is contained in Advanced Magnetics' Proxy Statement for its most recent Annual Meeting, which may be obtained without charge at the Commission's web site at http://www.sec.gov.